McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

August 30, 2007

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jim B. Rosenberg
         Ms. Lisa Vanjoske
         Ms. Amy Bruckner

Re: Gentiva Health Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-15669

Ladies and Gentlemen:

On behalf of Gentiva Health Services, Inc., we are responding to the letter dated August 7, 2007 (the "Comment Letter") from Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

Set forth below are the responses to the comments of the Commission staff (the "Staff") provided to us by Gentiva. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. Please note that references to "we," "our," "us," "Gentiva," and the "Company" refer to Gentiva Health Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 53

Note 3. Acquisitions/Dispositions, page 64

Healthfield, page 65

Comment 1. Your disclosure of the purchase price allocation with respect to your acquisition of The Healthfield Group indicates that you allocated approximately $178.3 million to an indefinite-lived intangible asset characterized as "certificates of need." This intangible asset represents approximately 21% of your total assets as of December 31, 2006. Please provide us with additional information that clarifies what this "certificates of need" intangible asset represents and how you determined that it meets the criteria for classification apart from goodwill as outlined in paragraph 39 of SFAS No. 141. Additionally, tell us how you determined that this intangible asset has an indefinite life; that is, why does it not meet any of the criteria outlined in paragraph 12 of SFAS No. 142.

Response:

     Background

A Certificate of Need ("CON") is a formal acknowledgement by a state government that a particular health care service, program or capital expenditure meets the identified needs of the state in providing health care to its population. For home health or hospice providers in certain regulated states, a CON functions as a permit or authorization to provide services in certain designated areas (i.e., counties or service areas) indefinitely. The CON process is designed to prevent unnecessary duplication of services by regulating the number of providers that can engage in particular types of services within the service area. Currently, 18 states and the District of Columbia require CONs in order to operate a Medicare-certified home health agency, and 11 states and the District of Columbia require CONs in order to operate a Medicare-certified hospice agency. Without CON authority in these jurisdictions, a party is precluded from providing these services. The issuance of new CONs by most of these states has been very limited. For example, there have been no CON issuances in South Carolina for home health care services since 1992 and no CON issuances in Mississippi since 1983; there were twenty applications for new CONs in Tennessee in 2005, but only four were approved by the state.

     CON Classification

As indicated in Note 3 to the consolidated financial statements in our Form 10-K for the fiscal year ended December 31, 2006 (the "2006 Form 10-K"), The Healthfield Group, Inc. ("Healthfield"), which was acquired by Gentiva on February 28, 2006, is a regional provider of home healthcare, hospice and related services with approximately 130 locations in eight southeastern states. At the time Healthfield was acquired, it operated home health or hospice in the following states in which a CON is required in order to conduct the referenced business operations:

  Alabama (Home Health Care)
  Florida (Hospice)
  Georgia (Home Health Care)
  North Carolina (Home Health Care)
  South Carolina (Home Health Care)
  Tennessee (Home Health Care)
  West Virginia (Home Health Care)

Paragraph 39 of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"), indicates that "an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations)." The Company and Applied Economics LLC, independent appraisers who were engaged to assist the Company in determining the fair value of assets acquired in connection with the Healthfield acquisition, determined that the CONs represented a right to conduct business in otherwise restricted areas as discussed above and should be recognized as an intangible asset apart from goodwill. The value of the CONs was determined using an income approach.

     CON Useful Life

The holder of a CON may provide services in CON-approved counties indefinitely as long as services continue to be provided in a manner consistent with and as authorized by the respective CON. There are no restrictions on the life of a CON. Once a CON is issued, there is no re-approval or recertification process in the life of the CON; the entity that received the CON retains it until the business is sold or it goes out of business. Moreover, a CON may generally be transferred to an entity acquiring a regulated health care facility. Furthermore, CONs are not subject to obsolescence because of competition since the issuance of new CONs is subject to regulatory approval that is granted in part only if there is a "need" for services of the same type in the relevant market. That attribute is a major factor in the significant market value inherent in a CON.

Paragraph 11 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), states that "if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite". Based on this guidance and the reasons stated above, Gentiva has determined that the CONs acquired will have an indefinite life and the value of these CONs should not be amortized. Gentiva will test the value of these CONs for impairment at least annually in accordance with the requirements of paragraph 17 of SFAS No. 142.

Note 11. Income Taxes, page 76

Comment 2. Refer to the following disclosure: "In late fiscal 2005, the Company transferred the self insured portion of its workers' compensation and medical malpractice liabilities to a newly established and wholly-owned captive insurance company. The transfer resulted in a reduction of deferred tax assets, a reduction in current taxes payable and the creation of federal and state net operating loss carryforwards." Please provide us with proposed disclosure that describes and quantifies the impact this transaction had on your financial statements and tell us if there are any other factors that contributed to your low level of federal income taxes paid in fiscal 2006 and 2005.

Response:

We believe that we have prepared appropriate disclosure of Gentiva's income taxes in Note 11 - Income Taxes to our 2006 consolidated financial statements pursuant to the guidance and in accordance with the requirements of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Specifically, paragraph 16 of SFAS No. 109 indicates that "Deferred tax expense or benefit is the change during the year in an enterprise's deferred tax liabilities and assets. For deferred tax liabilities and assets acquired in a purchase business combination during the year, it is the change since the combination date. Total income tax expense or benefit for the year is the sum of deferred tax expense or benefit and income taxes currently payable or refundable." Financial disclosure requirements with respect to an entity's income taxes are fully described in paragraphs 43 to 49 of SFAS No. 109.

     2005 Form 10-K

In Note 11 of the fiscal 2005 consolidated financial statements included in our Form 10-K for the fiscal year ended January 1, 2006 (the "2005 Form 10-K"), we included the separate paragraph which noted that the transfer of certain liabilities to a captive insurance company in late 2005 had an impact on deferred tax assets, current taxes payable and operating loss carryforwards. We felt that this disclosure was useful to provide additional context to better understand other information presented in the Income Taxes footnote in that year, including the following:

  "Deferred tax assets - Current Reserves and Allowances" was reduced from $19.3 million at the end of fiscal 2004 to $10.5 million at the end of fiscal 2005, a reduction of $8.8 million.
  Federal net operating loss carryforwards of $5.7 million were available at the end of fiscal 2005. (There were no federal operating loss carryforwards at the end of fiscal 2004.)

     2006 Form 10-K

In the footnotes to the financial statements in the 2006 Form 10-K, we decided to maintain a reference to the establishment of a captive insurance company in 2005 in the interests of transparency even though certain financial disclosures were no longer required (e.g. change in deferred tax assets between the end of fiscal 2004 and 2005 and federal net operating loss carryforward at the end of fiscal 2005).

While we believe that the financial impacts of the creation of the captive insurance company are apparent in the financial statements in the 2005 Form 10-K and reflected again in the 2006 Form 10-K, and particularly in Note 11 to the 2005 Form 10-K, we are willing to provide enhanced disclosure and quantify specifically those impacts in order to provide a historical reference point. As such, we propose the following disclosure in the Income Tax footnote to the consolidated financial statements in our Form 10-K for the fiscal year ended December 30, 2007:

"In late fiscal 2005, the Company transferred the self insured portion of its workers' compensation and medical malpractice liabilities to a newly established and wholly-owned captive insurance company. The transfer resulted in a reduction of deferred tax assets related to reserves and allowances of approximately $8.6 million, a reduction in current taxes payable of approximately $8.6 million and the creation of additional federal net operating loss carryforwards, which aggregated approximately $5.7 million at the end of fiscal 2005."

In responding to the final clause of Comment 2, the Company has provided the following information concerning other factors contributing to the level of federal income taxes paid in fiscal 2005 and 2006. In fiscal 2005, in addition to the impact of the captive insurance company as described above, payments for income taxes were reduced by the tax effect of differences between deductions taken for tax purposes as compared to book purposes. These temporary differences in deductions included tax amortization of intangible assets (approximately $9 million) and deductions for developed software (approximately $6 million). In fiscal 2006, temporary differences that impacted current taxes payable included tax amortization of intangible assets (approximately $15 million), deductions for developed software (approximately $9 million), the utilization of federal net operating loss carryforwards (approximately $6 million) and various other items each of which was insignificant in amount.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Stacy Ingram at (404) 527-4647.

Sincerely,

/s/ Thomas Wardell

Thomas Wardell

cc: John R. Potapchuk, Gentiva Health Services, Inc.
     Stephen B. Paige, Gentiva Health Services, Inc.